NEWS RELEASE

Pan American Silver Temporarily Suspends Operations at the La Colorada Mine
Vancouver, B.C. - October 5, 2023 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American") has temporarily suspended all operating activities at its La Colorada mine in Mexico due to security concerns at the mine site and the surrounding area. In the early hours of October 5, 2023, the operation experienced an armed robbery of two trailers of concentrate. There were no physical injuries to our personnel in connection with the incident. In response to the current security situation in the area and Pan American’s priority to protect the safety and security of our personnel, Pan American has temporarily suspended operations, project work and exploration at La Colorada. The mine site is currently secure, and Pan American has activated care and maintenance activities while it works with state and federal authorities regarding this incident. The suspension will continue until Pan American determines it is appropriate to resume operations.

Pan American will provide an update on the situation as more information becomes available.
About Pan American Silver
Pan American Silver is a leading producer of precious metals in the Americas, operating silver and gold mines in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for nearly three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the ongoing safety and security of the La Colorada mine site and surrounding area and whether such safety and/or security will improve; the duration of the suspension of operating activities; the impact of the theft and the resulting suspension on the business of Pan American, both operationally and financially; and the ability of Pan American to maintain the safety and security of the La Colorada mine site and whether any other such incidents may occur in the future.

These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the ability of Pan American to work with state and federal authorities in Mexico in connection with the incident, and to determine it is appropriate to resume operations. The foregoing list of assumptions is not exhaustive.

Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively; and those factors identified under the caption "Risks of the Business" in Yamana's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current

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NEWS RELEASE

views of our near- and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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